UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Genius Juice, LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    California

    Date of Organization:

    January 8, 2014

Physical Address of Issuer:

21143 Hawthorne Boulevard, 295, Torrance, CA 90503, United States

Website of Issuer:

https://www.geniusjuice.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of five and four tenths percent (5.4%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd Safe (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$618,000

Deadline to reach the Target Offering Amount:

March 2, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,034,248	$1,066,049
Cash and Cash Equivalents	$120,667	$426,739
Accounts Receivable	$134,388	$120,567
Short-term Debt	$173,537	$650,516
Long-term Debt	$5,538,477	$3,093,018
Revenues/Sales	$2,097,333	$1,654,154
Cost of Goods Sold*	$2,651,239	$2,061,888
Taxes Paid	$2,737	$1,659
Net Income	($2,098,615)	($1,639,011)

*Listed as "Cost of Revenues" in the accompanying financial statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Genius Juice LLC

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

Genius Juice LLC, a California limited liability company (the "**Company**") is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $618,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $100.00, and the Maximum Individual Subscription Amount is $100,000.00. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by March 2 , 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary** (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/genius-juice2 (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends or distributions.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

As used herein, "**Equity Securities**" means all limited liability company membership interests of the Company (including any units, classes or series of units), any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase membership interests, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

As used herein, "**Unit**" means mean a unit representing a fractional part of the membership interest of the members of the Company and shall include all types and classes of units, including "Common Units," "Incentive Units," and, if later authorized, "Preferred Units."

Upon the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into Equity Securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $14,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding Units, including all series and classes of such Units, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible Units, if any, and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) Units reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per equity security of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Equity Securities or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of Units of the Company equal to the Subscription Amount divided by the quotient of (a) $14,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of Units outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) Units reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Board of Managers**" as used herein, means the manager or managers of the Company or, if subsequently converted to a corporation for state law purposes, the board of directors. As of the date hereof, the Company's Board of Managers consists of a single Manager, Alex Bayer.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's Board of Managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of the Company's Equity Securities to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing Units of the Company for resale, as approved by the Company's Board of Managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Units of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of Units of the most recently issued Equity Securities equal to the Subscription Amount divided by the First Equity Financing Price. Units granted in connection therewith shall have the same liquidation rights and preferences as the units issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's Board of Managers determines in good faith that delivery of Equity Securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Company's Board of Managers.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to any preferences applicable to any series or class of Units with preferential rights over the common Units then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of the common Units as determined in good faith by the Company's governing body at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of common Units upon a Dissolution Event and (iii) all holders of common Units.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of Units in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with at the direction of the Chief Executive Officer of the Company.

Except the limited liability company operating agreement of the Company, as described herein (the "**Operating Agreement**"), the Company does not have any equity holder or voting agreements in place. As of the date of this Form C, the Operating Agreement does not include any obligations to vote in a particular way with respect to any member.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Equity Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Equity Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the Equity Securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place Equity Securities received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough Equity Securities authorized to issue upon the conversion of the Securities, because the amount of Equity Securities to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of five and four-tenths percent (5.4%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that the Company will ever operate profitably. The likelihood of the Company's success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company does not have an employment contract in place with key employees.

Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the company, the Company might not have any ability to prevent their direct competition or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The development and commercialization of the Company's products and services are highly competitive.

The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Health and Safety Risks

The Company's products include consumable beverages. The contamination of any raw materials or finished product or packaging could result in sickness or injury to consumer or others. While the Company takes standard industry measures to comply with all state, federal, and industry guidelines on food safety and cleanliness, it is not possible to avoid every possible contamination situation. Even if the Company does everything properly contamination of food products may occur at other stages of the product supply life cycle. Any such issue could result in fines, penalties, and reputational harm to the Company or result in litigation.

The Company operates in a highly regulated environment, and if it is found to be in violation of any of the federal, state, or local laws or regulations applicable to it, the business could suffer.

The Company is also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.

Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

To achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized limited liability company membership units to issue to investors upon the conversion of any security convertible into Equity Securities, including the Securities.

Unless we increase our authorized number of Units, we may not have enough authorized Units to be able to obtain funding by issuing Units or securities convertible into Units (or equivalent). We may also not have enough authorized Units to issue Units to investors upon the conversion of any security convertible into equity of the Company, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the Board of Managers, its executive officers and key employees.

We are dependent on our Board of Managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our manager, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations. As of the date hereof, there is a single manager, Alex Bayer, who has substantial control of the Company, pursuant to the terms of the Operating Agreement.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company's key personnel are not generally subject to any agreement to avoid competing with the Company upon their departure from the Company.

The Company generally operates in California, and the State of California generally does not allow non-competition agreements. Therefore, the Company is unlikely to be able to contractually prevent a key person from working for a competitor for any duration of time.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company may extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place Equity Securities received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the Equity Securities the Security is converted into. For example, if the Securities are converted in connection with an offering of series b preferred units, Investors would directly or beneficially receive securities in the form of units of series B-CF preferred units and such units would be required to be subject to the terms of the Securities that allows a designee to vote their units of series B-CF preferred units consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place Equity Securities received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any Equity Securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's Equity Securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Equity Securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the Equity Securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other Equity Securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into Equity Securities that are materially different from the Equity Securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any Equity Securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per equity security paid by new investors receiving the Equity Securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders (which may include holders of preferred equity) have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Company's governance is mainly determined by its Operating Agreement, which is subject to change.

Limited liability companies are flexible business entities that do not require a board of directors or officers of the Company and their management is governed by the State limited liability company act in of formation and by agreement. The Company was formed as a limited liability company and has adopted an Operating Agreement that provides managerial rights to the manager, Alex Bayer (the "**Manager**"). The Operating Agreement may be changed or modified, in its current form, with the consent of the Manager and a majority of the then outstanding Common Units. While the Company has made an election to be taxed as a C Corporation for federal income tax purposes, it still operates as a limited liability company, which, due to the limited liability company flexibility, may not provide the same protections to Investors as a corporation.

Certain Tax Risks and Considerations

The following is a summary discussion of certain tax considerations and risks relating to an investment in the Company. The portions of this discussion pertaining to U.S. federal income tax are based on provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"), on the regulations promulgated thereunder ("**Treasury Regulations**") and on published administrative rulings and judicial decisions in effect as of the date of this Form C, all of which are subject to change or different interpretations. No assurance can be given that future legislation, administrative rulings, or court decisions will not modify the conclusions set forth in this summary. This discussion is necessarily general and does not purport to address all of the U.S. federal income tax consequences that may be applicable to any particular investor. This discussion is not intended to be applicable to all categories of investors, some of which might be subject to special rules. The actual tax and financial consequences of the purchase and ownership of the Securities will vary depending upon the investor's circumstances. This discussion does not constitute tax advice, and is not intended to substitute for tax planning. This discussion does not include information for any person other than a United States Person.

For purposes of this discussion, a "United States Person" is an individual who is a citizen or a resident of the United States for United States federal income tax purposes; a corporation that is organized in or under the laws of the United States or any political subdivision thereof; an estate, the income of which is subject to United States federal income taxation regardless of its source; or a trust (i) that is subject to the supervision of a court within the United States and the control of a United States Person as described in Section 7701(a)(30) of the Code or (ii) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States Person.

Each prospective purchaser is urged to consult his or her own tax adviser with respect to the federal, state, local, and foreign tax consequences of the purchase and ownership of the Securities.

Tax Status of the Company

The Company is classified as a C Corporation for federal income tax purposes. The Company will be subject to federal and state income tax and is required to file Form 1120 each fiscal year, as well as all applicable State and local tax filings.

Section 1202 – Qualified Small Business Stock

While it may be possible that an investment in the Securities could qualify a portion of the gains of an investor to be excluded from their federal income taxes, pursuant to Code § 1202, the Company does not make any representation or warranty that (1) it is a "qualified small business" or that (2) any gain would be excludible under Section 1202 or any other Section under the Code. Investors are encouraged to consult with their tax advisers prior to making an investment regarding any potential benefit under Section 1202 or any other Section of the Code.

Investor's Bases in the Securities

The initial tax basis of each Investor in the Securities will be equal to such Investor's Subscription Amount and the cash actually paid to the Company in exchange for the Securities. The Investor's tax basis will generally be increased by the amount of any dividends paid (if at all) to the Investor. Upon the partial or final sale or liquidation of the Securities, amounts received in excess of the Investor's tax basis will be subject to federal and state income tax. If the Investor receives proceeds less than the Investor's basis, it may be able to deduct such losses, subject to various, "at-risk," "passive activity" and "basis" limitations, which are not discussed in this Form C.

Capital Gains

Upon the sale or disposition of the Securities by an Investor, it is expected that the Investor will recognize a capital gain or loss. Capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Investor holds the Securities. Generally, property held for more than one year will be eligible for long-term capital gain or loss treatment.

Net long-term gains of an individual Investor are generally taxable at a maximum rate of 20% federally (a discussion of State taxation of capital gains is omitted). Short-term capital gains are generally taxed as ordinary income at maximum federal rates of 37% (through tax years ending on or before December 31, 2025 and a maximum rate of 39.6% thereafter). Corporate taxpayers are generally taxed at a flat 21% federally on both ordinary income and capital gains. The excess of capital losses over capital gains may be offset against the ordinary income of a non-corporate Investor, subject to an annual deduction limitation of $3,000. Unused capital losses may generally be carried forward by non-corporate Investors indefinitely subject to an annual reduction based on the amount of capital losses allowed or allowable as a deduction in the taxable year. For corporate Investors, capital losses may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

Dividend Income

Investors should not expect to receive dividend income from an investment in the Company for the foreseeable future. However, qualified dividend income is subject to U.S. federal income tax at the rates applicable to adjusted net capital gain, as discussed above. In general, qualified dividend income consists of dividends (including constructive dividends) received from U.S. corporations and from certain foreign corporations (generally, foreign corporations whose shares are listed on an established securities market in the United States or that are eligible for benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program). Qualified dividend income does not include payments "in lieu of" dividends received from stock lending transactions or dividends received on stock to the extent the taxpayer is obligated to make related payments with respect to substantially similar or related property (e.g., a short sale of such stock).

Net Investment Income Tax

The Net Investment Income Tax is generally imposed at a rate of 3.8% on the net investment income of high-income individuals, estates, and trusts. In general, investment income includes, but is not limited to interest, dividends, capital gains, rental and royalty income, non-qualified annuities, income from businesses involved in trading of financial instruments or commodities and businesses that are passive activities to the taxpayer. A significant portion of the gains received, if any, from an investment in the Company may constitute net investment income.

Tax Audits

Like any taxpayer, the Company is subject to the risk of audit. Upon inspection or audit by the Internal Revenue Service, if the IRS determines that the Company made an underpayment for any fiscal year, the Company may be required to pay the amount of such underpayment, plus interest or other penalties. Additionally, it may be required to pay additional fees to accountants and attorneys to correct such underpayment or dispute any decision by the IRS.

Tax Exempt Investors and Unrelated Business Taxable Income ("UBTI")

Any person who is a fiduciary of a qualified plan or other tax-exempt entity (collectively referred to as "Exempt Organizations") considering an investment should be aware that there is a risk that income allocable to Interests owned by Exempt Organizations may be subject to federal income tax. UBTI is generally defined as income derived from any unrelated trade or business carried on by a tax-exempt entity or by a partnership of which it is a partner. A trustee of a charitable remainder trust should be aware that if any portion of the income derived from the trust's ownership of Interests is deemed to be UBTI, the trust will be subject to an excise tax equal to the amount of the UBTI for the tax year in question. A tax-exempt investor other than a charitable remainder trust which has UBTI in any tax year from all sources of more than $1,000 will be subject to taxation on such income. While it is not expected that an investment in the Securities will generate UBTI, there are no assurances that the Company will not take an action in the future that could cause Investor's to generate UBTI.

State and Local tax

Investors should also consider the state and local tax consequences of any investment in the Company. Additionally, the Company is subject to various additional state and local tax laws and regulations, which can be very complex, causing compliance to be cumbersome and difficult. For example, local payroll rules and regulations generally apply at the State level. Employees and independent contractors are more frequently working remotely. The location of such employees could impose a requirement to withhold certain state or local taxes from compensation of such employee. The failure to comply with the rules by the Company could result in fines and penalties being imposed by one or more states.

The requirement to collect and pay sales and use tax in a state are also complex. Recent Supreme Court rulings, such as South Dakota v. Wayfair, inc. has eroded substantially the "physical presence" test that existed before the case. Only a significant virtual presence in the state is required. As an early-stage company, it may be difficult or expensive for the Company to ensure compliance with all applicable laws. As a result, it may collect and overpay amounts to certain states, resulting in additional cost to the Company or underpay, which could lead to fines and penalties for the failure to collect.

The foregoing tax risks do not purport to include all possible tax consequences. investors are encouraged to seek advice from their own independent tax advisers prior to making an investment in the company.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company manufactures whole coconut smoothie beverages that are distributed nationally in small and large retailers. They are also available online direct to consumer.

Business Plan

The Company generates 65% of our revenue from brick and mortar stores and 35% is from direct to consumer.

The Company's Products and/or Services

Product / Service	Description	Current Market
Whole Coconut Smoothie - The Original	The original flavored coconut smoothie	supermarket retailers, direct to consumer
Whole Coconut Smoothie - Mocha	the mocha flavored coconut smoothie	supermarket retailers, direct to consumer
Whole Coconut Smoothie - Vanilla Cinnamon	the vanilla cinnamon flavored coconut smoothie	supermarket retailers, direct to consumer

Competition

The key competitors in this space are other coconut water brands and plant-based beverages. Brands such as Vita Coco or Zico own collectively 70-75% of the market share in the coconut water space. In the plant-based emerging category, brands such as KOIA, REBBL, and Remedy Organic are younger emerging brands that we compete with in natural stores nationally.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors

Customer Base

Our customer base consists of people looking for healthier alternatives to sugary juices and smoothies with minimal ingredients and more functional benefits. We offer additional value beyond coconut water and other smoothies on the market.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company has significant valuable intellectual property in the form of trade secrets, customer and vendor lists. In addition, the Company has the following intellectual property:

Trademarks

The Company has obtained or has applied for the trademarks listed in the table below.

Registration Number	Title	Description of Mark	Word Mark	Status	Filing or Registration Date	Goods and Services
97583554	GENIUS SHOT	Word Mark: GENIUS SHOT	GENIUS SHOT	630 - New Application -	9/8/22	Non-alcoholic drinks containing

				Record Initialized Not Assigned To Examiner		nutritional supplements; Beauty beverages, namely, fruit juices and energy drinks containing nutritional supplements; Wellness beverages, namely, fruit juices and energy drinks containing nutritional supplements; Non-alcoholic drinks containing fruit juices; Non-alcoholic drinks, namely, energy shots; Fruit drinks; Dietary and nutritional supplements
97583542	GENIUS	Word Mark: GENIUS	GENIUS	630 - New Application - Record Initialized Not Assigned To Examiner	9/8/22	Non-alcoholic drinks containing nutritional supplements; Beauty beverages, namely, fruit juices and energy drinks containing nutritional supplements; Wellness beverages, namely, fruit juices and energy drinks containing nutritional supplements; Non-alcoholic drinks containing fruit juices; Non-alcoholic drinks, namely, energy shots; Fruit drinks; Dietary and nutritional supplements
97173425	NO DUMB STUFF	Word Mark: NO DUMB STUFF	NO DUMB STUFF	630 - New Application - Record Initialized Not Assigned To Examiner	12/15/21	Ready to drink non-dairy beverages, namely, smoothies, coconut-based beverages not being milk substitutes; smoothies containing protein
90606252	PLANT-BASED BRILLIANCE	Word Mark: PLANT-BASED BRILLIANCE	PLANT-BASED BRILLIANCE	641 - Non-Final Action - Mailed	3/26/21	Ready to drink non-dairy beverages, namely, fruit based beverages, vegetable based

						beverages, smoothies, coconut-based beverages not being milk substitutes; smoothies containing protein
90606238	GENIUS	The mark consists of a partial head shape, with wire rim glasses, eyebrows above the glasses, a mustache, and wavy hair. A rectangle with the word GENiUS enclosed is positioned under the mustache.	GENIUS	688 - Notice Of Allowance - Issued	3/26/21	Ready to drink non-dairy beverages, namely, fruit based beverages, vegetable based beverages, smoothies, coconut-based beverages not being milk substitutes; smoothies containing protein
90606232	Image Trademark with Serial Number 90606232	The mark consists of a partial head shape, with wire rim glasses, eyebrows above the glasses, a mustache, and wavy hair.	N/A	688 - Notice Of Allowance - Issued	3/26/21	Ready to drink non-dairy beverages, namely, fruit based beverages, vegetable based beverages, smoothies, coconut-based beverages not being milk substitutes; smoothies containing protein
90606223	GENIUS PROTEIN SMOOTHIE	The mark consists of a partial head shape, with wire rim glasses, eyebrows above the glasses, a mustache, and wavy hair. A rectangle with the words "GENiUS PROTEIN SMOOTHIE" enclosed is positioned under the mustache. The word "GENiUS" is positioned above the word "PROTEIN", with the word "SMOOTHIE" positioned below the word "PROTEIN" in smaller font.	GENIUS PROTEIN SMOOTHIE	688 - Notice Of Allowance - Issued	3/26/21	Ready to drink non-dairy beverages, namely, smoothies, coconut-based beverages not being milk substitutes; smoothies containing protein

90606217	GENIUS SMOOTHIE	The mark consists of a partial head shape, with wire rim glasses, eyebrows above the glasses, a mustache, and wavy hair. A rectangle with the words "GENiUS SMOOTHIE" enclosed is positioned under the mustache. The word "GENiUS" is positioned above the word "SMOOTHIE".	GENIUS SMOOTHIE	688 - Notice Of Allowance - Issued	3/26/21	Ready to drink non-dairy beverages, namely, fruit based beverages, vegetable based beverages, smoothies, coconut-based beverages not being milk substitutes; smoothies containing protein
90606198	GENIUS	Word Mark: GENIUS	GENIUS	686 - Published For Opposition	3/26/21	Ready to drink non-dairy beverages, namely, coconut-based fruit beverages, coconut-based vegetable beverages, smoothies, coconut-based beverages not being milk substitutes; smoothies containing protein
88764533	GENIUS	The mark consists of the wording "GENIUS" above a head shaped like a coconut, with lines on the coconut, wire rim glasses, eyebrows above the glasses, a long, narrow nose, a mustache, and wavy, long hair. The lining is a feature of the mark and does not indicate color.	GENIUS	700 - Registered	1/17/20	Ready to drink non-dairy beverages, namely, fruit based beverages, vegetable based beverages, smoothies, coconut-based beverages not being milk substitutes
88764526	Image Trademark with Serial Number 88764526	The mark consists of a head shaped like a coconut, with lines on the coconut, wire rim glasses, eyebrows above the glasses, a long, narrow nose, a mustache, and wavy, long	N/A	700 - Registered	1/17/20	Ready to drink non-dairy beverages, namely, fruit based beverages, vegetable based beverages, smoothies, coconut-based beverages not being milk substitutes

		hair. The lining is a feature of the mark and does not indicate color.				
87281454	UNLOCK YOUR GENIUS	Word Mark: UNLOCK YOUR GENIUS	UNLOCK YOUR GENIUS	700 - Registered	12/27/16	Smoothies
87230464	GENIUS	The mark consists of the wording "GENIUS" above a head shaped like a coconut, with lines on the coconut, wire rim glasses, eyebrows above the glasses, a long, narrow nose, a mustache, and wavy, long hair. The lining is a feature of the mark and does not indicate color.	GENIUS	700 - Registered	11/8/16	Smoothies

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is unaware of any threatened or actual litigation against it.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	5.4%	$1,350	5.4%	$33,372
Production/Inventory	55.6%	$13,900	55.6%	$343,608
Marketing/Sales	32.0%	$8,000	32.0%	$197,760
General and Administrative	7.0%	$1,750	7.0%	$43,260
Total	**100%**	**$25,000**	**100%**	**$618,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering. for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

Production/Inventory
Cost to produce raw materials and finished goods at contract manufacturer.

Marketing/Promotions/Sales
These proceeds will be used for Marketing in-store and on-line, sales personnel, and other marketing related objectives to promote product. for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

General and Administrative
These proceeds will be used for General working capital for day-to-day expenses such as administrative, office, memberships, and salaries.

MANAGERS, OFFICERS AND KEY PERSONNEL

The managers, officers and key personnel of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Alex Bayer	CEO, Managing Member. Alex oversees all operations, marketing and sales for the Company, and is primarily responsible for innovations, new flavors, brand direction and identity.	Genius Juice- Founder, 2014-Present	California Polytechnic State University – BS – Business Administration – 2001-2005.
Arnold Bayer	Investor. Arnold Bayer has made significant investments in the Company and therefore has meaningful influence over the Company and its managers and officers.	The Lundquist Foundation (formerly LA Biomed) – 1976 – Present	Temple University – BA Biology – 1962-1966. Temple University – MD – 1966-1970.
Michael Lertchitvikul	Chief Strategy Officer. Michael is directly involved in all strategic decisions for company, as well as hiring and firing, and ensuring the company is budgeting and keeping all expenses in check. Michael also assists in overseeing all operations within the company	Genius Juice – Chief Strategy Officer, 2019 - Present	California State University – BS, International Business Management – 2004-2008

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital structure consists of limited liability company membership interests, denominated as "common units" (each, a "**Common Unit**"). As of the date hereof, 4,500,000 Common Units are authorized to be issued under the Operating Agreement, of which 2,000,310 are issued and outstanding (including Incentive Units). At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,000,310 Common Units (including Incentive Units) will be issued and outstanding. Additionally, the Company has the debt listed below outstanding.

Equity Securities

As of the date of this Form C, the Company's outstanding Equity Securities consists of:

Type	Common Units
Number of membership units Authorized	4,500,000
Number of membership units Outstanding	1,709,712
Par Value Per Membership Unit	N/A
Voting Rights	1 Vote Per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	47.0%

Type	Incentive Units
Number of membership units Authorized	500,000 – The number authorized here is not in addition to the Common Units but a subset of the total Common Units.
Number of membership units Outstanding	290,598
Par Value Per Membership Unit	N/A
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Incentive Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.8%

Options, SAFEs, Convertible Notes and Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$250,000
Voting Rights	None, but will receive them upon conversion.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.6%
Interest Rate	6%
Valuation Cap	$4,500,000
Discount Rate	20%
Material Terms	The convertible notes are convertible into equity following a period of time (varies) at the election of the holder or upon certain equity financing events. The notes will convert at the lesser of the valuation cap or the discount rate. The face value listed in this table does not include accrued but unpaid interest.

Type	Convertible Notes
Face Value	$594,835
Voting Rights	None, but will receive them upon conversion.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.5%
Interest Rate	6%
Valuation Cap	$6,000,000
Discount Rate	20%
Material Terms	The convertible notes are convertible into equity following a period of time (varies) at the election of the holder or upon certain equity financing events. The notes will convert at the lesser of the valuation cap or the discount rate. The face value listed in this table does not include accrued but unpaid interest.

Type	Convertible Notes
Face Value	$362,004
Voting Rights	None, but will receive them upon conversion.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.9%
Interest Rate	10%
Valuation Cap	$6,000,000
Discount Rate	20%
Material Terms	The convertible notes are convertible into equity following a period of time (varies) at the election of the holder or upon certain equity financing events. The notes will convert at the lesser of the valuation cap or the discount rate. The face value listed in this table does not include accrued but unpaid interest.

Type	Convertible Notes
Face Value	$1,145,059.26
Voting Rights	None, but will receive them upon conversion.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.5%
Interest Rate	6%
Valuation Cap	$10,000,000
Discount Rate	20%
Material Terms	The convertible notes are convertible into equity following a period of time (varies) at the election of the holder or upon certain equity financing events. The notes will convert at the lesser of the valuation cap or the discount rate. The face value listed in this table does not include accrued but unpaid interest.

Type	Convertible Notes
Face Value	$825,000
Voting Rights	None, but will receive them upon conversion.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.7%
Interest Rate	6%
Valuation Cap	$8,000,000
Discount Rate	20%
Material Terms	The convertible notes are convertible into equity following a period of time (varies) at the election of the holder or upon certain equity financing events. The notes will convert at the lesser of the valuation cap or the discount rate. The face value listed in this table does not include accrued but unpaid interest.

Type	Convertible Notes
Face Value	$362,399.67
Voting Rights	None, but will receive them upon conversion.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.7%
Interest Rate	6%
Valuation Cap	$14,000,000
Discount Rate	20%
Material Terms	The convertible notes are convertible into equity following a period of time (varies) at the election of the holder or upon certain equity financing events. The notes will convert at the lesser of the valuation cap or the discount rate. The face value listed in this table does not include accrued but unpaid interest.

Type	Crowd SAFE
Face Value	$1,081,356
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion, the Crowd SAFE previously issued will dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.0%
Valuation Cap	$14,000,000
Discount Rate	20%
Material Terms	The Crowd SAFE has similar terms as the Security offered hereunder, including a lack of automatic conversion upon an equity financing.

Type	Warrants
Outstanding	157,182
Voting Rights	None, but will receive them upon exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This Security is the Security issued pursuant
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.3%
Material Terms	The warrants are exercisable at the election of the holders of such warrants and have varying strike prices. The number of outstanding warrants represents the number of Common Units each warrant may purchase.

Methods used for determining percentage ownership above

For purposes of calculating the percentage ownership of the Company by holders of this security, we have assumed conversion of all outstanding convertible securities. No interest on any convertible note has been included in such calculation, and the conversion is based on the number of outstanding Units as of the date hereof. Additionally, it has been assumed that the convertible securities will convert at their respective valuation caps and no discount rate has been used in making such determination. It should be noted that this Offering, future offerings of securities, the exercise or lack thereof of any warrants, the forfeiture of any Incentive Units, a priced round and other factors will all impact the actual percentages, which are expected to be different than those provided herein.

Outstanding Debt

The Company has the following debt outstanding:

Type	EIDL Loan
Creditor	U.S. Small Business Administration
Amount Outstanding	$213,776
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	All tangible and intangible personal properly, including, but not limited to: (a) inventory, (b} equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h} deposit accounts, (i) commercial tort claims, G) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code, The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Maturity Date	May 12, 2050
Other Material Terms	The loan was obtained on May 8, 2020. It currently accrues interest at a rate of 3.75%. The principal balance was a total of $200,000. As of November 23, 2022, $13,776 in interest has accrued on the loan.
Date Entered Into	The Company entered two separate agreements with the same terms, one for $150,000 on May 8, 2022 and one for $50,000 on September 18, 2021.

Type	Related Party Loan
Creditor	Arnold Bayer
Amount Outstanding	$793,557
Interest Rate and Amortization Schedule	1%
Description of Collateral	None
Other Material Terms	See Related Party Transactions Below
Maturity Date	January 1, 2025
Date Entered Into	January 1, 2020

Type	Related Party Loan
Creditor	Alex Bayer
Amount Outstanding	$315,637
Interest Rate and Amortization Schedule	1%
Description of Collateral	None
Other Material Terms	See Related Party Transactions Below
Maturity Date	January 1, 2025
Date Entered Into	January 1, 2020

Type	Revenue Based Loan
Creditor	Shopify Capital
Amount Outstanding	$24,324 – As of October 31, 2022
Interest Rate and Amortization Schedule	Shopify charged a flat 13% rate on the principal balance for a total (including the 13%) repayment amount of $30,510. Shopify automatically collects 17% of sales through its platform until fully returned.
Other Material Terms	N/A
Date Entered Into	September 27, 2022

Type	Promissory Note
Creditor	Individual (undisclosed)
Amount Outstanding	$73,750
Interest Rate and Amortization Schedule	The Company pays the holder $250 per month until paid in full.
Description of Collateral	None
Other Material Terms	The note will be accelerated and the full amount due upon the receipt by the Company of an equity investment of greater than $2 million
Maturity Date	May 1, 2047
Date Entered Into	September 23, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting Equity Securities (excluding warrants and convertible securities), calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Alex Bayer	1,000,000/Common Units	50.0%
Arnold Bayer	472,678/Common Units	23.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of November 30, 2022, the Company had approximately $65,000 in cash and cash equivalents, leaving the Company with approximately 6 months of runway, taking into account expected receivables.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

Other than as described elsewhere herein and in the ordinary course of business, the Company is not aware of other material changes to its business or financial position.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Units	$100,000	2.8	Inventory, Marketing, Working Capital	March 26, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	December 16, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	December 16, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	August 21, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	September 3, 2020	Section 4(a)(2)
Convertible Note	$100,000	1	Inventory, Marketing, Working Capital	November 16, 2020	Section 4(a)(2)
Convertible Note	$100,000	1	Inventory, Marketing, Working Capital	February 12, 2021	Section 4(a)(2)
Convertible Note	$8,000	1	Inventory, Marketing, Working Capital	May 8, 2020	Section 4(a)(2)
Convertible Note	$200,000	1	Inventory, Marketing, Working Capital	January 7, 2021	Section 4(a)(2)
Convertible Note	$5,000	1	Inventory, Marketing, Working Capital	May 7, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	January 27, 2021	Section 4(a)(2)

Convertible Note	$18,000	1	Inventory, Marketing, Working Capital	May 4, 2020	Section 4(a)(2)
Convertible Note	$50,000	1	Inventory, Marketing, Working Capital	January 7, 2021	Section 4(a)(2)
Convertible Note	$150,000	1	Inventory, Marketing, Working Capital	January 7, 2021	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	September 16, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	August 21, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	January 21, 2021	Section 4(a)(2)
Convertible Note	$100,000	1	Inventory, Marketing, Working Capital	December 21, 2021	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	February 1, 2022	Section 4(a)(2)
Convertible Note	$8,334	1	Inventory, Marketing, Working Capital	February 13, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	November 23, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	April 13, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	December 5, 2020	Section 4(a)(2)
Convertible Note	$8,334	1	Inventory, Marketing, Working Capital	February 13, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	November 23, 2020	Section 4(a)(2)
Convertible Note	$5,000	1	Inventory, Marketing, Working Capital	May 4, 2020	Section 4(a)(2)

Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	May 5, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	April 30, 2020	Section 4(a)(2)
Convertible Note	$15,000	1	Inventory, Marketing, Working Capital	November 12, 2020	Section 4(a)(2)
Convertible Note	$15,000	1	Inventory, Marketing, Working Capital	November 12, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	April 27, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	November 19, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	January 5, 2021	Section 4(a)(2)
Convertible Note	$40,000	1	Inventory, Marketing, Working Capital	October 29, 2020	Section 4(a)(2)
Convertible Note	$20,000	1	Inventory, Marketing, Working Capital	November 13, 2020	Section 4(a)(2)
Convertible Note	$5,000	1	Inventory, Marketing, Working Capital	January 8, 2021	Section 4(a)(2)
Convertible Note	$20,000	1	Inventory, Marketing, Working Capital	May 4, 2020	Section 4(a)(2)
Convertible Note	$5,000	1	Inventory, Marketing, Working Capital	January 8, 2021	Section 4(a)(2)
Convertible Note	$50,000	1	Inventory, Marketing, Working Capital	October 19, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	May 1, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	January 3, 2021	Section 4(a)(2)

Convertible Note	$8,334	1	Inventory, Marketing, Working Capital	February 13, 2020	Section 4(a)(2)
Convertible Note	$8,334	1	Inventory, Marketing, Working Capital	February 13, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	November 23, 2020	Section 4(a)(2)
Convertible Note	$8,334	1	Inventory, Marketing, Working Capital	February 13, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	November 23, 2020	Section 4(a)(2)
Convertible Note	$8,334	1	Inventory, Marketing, Working Capital	February 13, 2020	Section 4(a)(2)
Convertible Note	$4,000	1	Inventory, Marketing, Working Capital	April 28, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	December 12, 2020	Section 4(a)(2)
Convertible Note	$60,000	1	Inventory, Marketing, Working Capital	February 21, 2020	Section 4(a)(2)
Convertible Note	$5,000	1	Inventory, Marketing, Working Capital	March 18, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	November 19, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	April 30, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	November 2, 2020	Section 4(a)(2)
Convertible Note	$15,000	1	Inventory, Marketing, Working Capital	September 1, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	February 19, 2021	Section 4(a)(2)

Convertible Note	$15,000	1	Inventory, Marketing, Working Capital	September 30, 2020	Section 4(a)(2)
Convertible Note	$100,000	1	Inventory, Marketing, Working Capital	August 10, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	April 27, 2020	Section 4(a)(2)
Convertible Note	$50,000	1	Inventory, Marketing, Working Capital	May 4, 2020	Section 4(a)(2)
Convertible Note	$476,835	1	Inventory, Marketing, Working Capital	April 8, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	December 29, 2020	Section 4(a)(2)
Convertible Note	$476,835	795	Inventory, Marketing, Working Capital	April 8, 2020	Section 4(a)(2)
Warrant	$174,165	6.3,446	Inventory, Marketing, Working Capital	December 31, 2020	Section 4(a)(2)
Crowd SAFE	$153,534	153,534	Inventory, Marketing, Working Capital	February 2, 2021	Regulation Crowdfunding
Crowd SAFE	$233,073	233,073	Inventory, Marketing, Working Capital	April 8, 2021	Regulation Crowdfunding

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

The Company has conducted the following transactions with related persons:

Person	Alex Bayer
Relationship	CEO
Amount of Interest	$315,637.48
Nature of Interest	The Company's CEO, Alex Bayer, loaned the Company the amount, which is due and payable in 2025. The loan bears interest at a rate of 1% per annum.

Person	Arnold Bayer
Relationship	Family Member of the CEO, Alex Bayer
Amount of Interest	$793,557.47
Nature of Interest	The father of the Company's CEO, Alex Bayer, loaned the Company the amount, which is due and payable in 2025. The loan bears interest at a rate of 1% per annum.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.geniusjuice.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alex Bayer
_____
(Signature)

Alex Bayer
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Alex Bayer
_____
(Signature)

Alex Bayer
_____
(Name)

Managing Member
_____
(Title)

December 30, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Genius Juice, LLC. (the "Company") a Delaware LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Genius Juice, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 10, 2022
Vincenzo Mongio

Genius Juice, LLC
Balance Sheet
December 31, 2021 and 2020

	2021	**2020**
Current Assets:		
Cash and cash equivalents	$ 120,667	$ 426,739
Accounts Receivable	134,388	120,567
Deposits	-	35,455
Inventory	753,855	423,199
Prepaid Expenses	5,715	56,872
Unbilled Discounts	-	50
Total Current Assets	1,014,625	1,062,882
Long-Term Assets		
Fixed Assets, Net	1,520	-
Total long-term assets	1,520	-
Other Assets		
Intangible Assets, net	18,103	3,167
Total Other Assets	18,103	3,167
Total Assets	$ 1,034,248	$ 1,066,049
Current Liabilities:		
Accounts Payable	$ 66,427	$ 290,282
Accrued Expenses	11,109	20,521
Other Payables	9,274	5,147
Factor Payable	82,260	52,433
Deferred Revenue	4,467	145
Line of Credit Payable	-	243,770
PPP Loan Payable	-	38,218
Total current liabilities	173,537	650,516
Long-Term Liabilities:		
Convertible Notes-Accrued Interest	253,953	83,756
Convertible Notes	2,919,298	1,791,883
EIDL Loan Payable	158,806	153,181
Officer Loan	1,050,285	1,026,977
Promissory Note	68,000	37,221
SAFE Obligations	1,088,135	-
Total long term liabilities	5,538,477	3,093,018
Total Liabilities	5,712,014	3,743,534
Stockholder's Equity:		
Additional Paid-in-Capital	1,127,414	1,029,080
Accumulated Deficit	(5,805,180)	(3,706,565)
Total Stockholder's Equity	(4,677,766)	(2,677,485)
Total Liabilities & Stockholder's Equity	$ 1,034,248	$ 1,066,049

Genius Juice, LLC
Statement of Income / (Loss)
For the Years Ended December 31, 2021 and December 31, 2020

	2021	2020
Net Revenues	$ 2,097,333	$ 1,654,154
Cost of Revenues	2,651,239	2,061,888
Gross Profit	(553,906)	(407,734)
Operating Expenses:		
Research and Development	143,955	170,405
Sales and Marketing	410,555	203,603
General and Administrative	1,003,378	631,960
Total Operating Expenses	1,557,888	1,005,968
Net Operating Loss	(2,111,794)	(1,413,702)
Other Income(Expense):		
Amortization Expense	(5,964)	(3,939)
Depreciation Expense	(138)	-
Gain on Exchange	47,001	-
Interest Expense	(196,297)	(128,869)
Interest Income	250	-
Other Expense	(9,484)	(165,525)
Other Income	177,811	73,024
Total Other Income	13,179	(225,309)
Net Loss	$ (2,098,615)	$ (1,639,011)

Genius Juice, LLC
Statement of Cash Flows
For the Years Ending December 31, 2021 and December 31, 2020

	2021	2020
Cash Flows from Operating Activities:		
Net Loss	$ (2,098,615)	$(1,639,011)
Amortization	5,964	3,939
Depreciation	138	-
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Increase in Accounts Receivable	(13,822)	(95,621)
Decrease (Increase) in Deposits	35,455	(35,455)
Increase in Inventory	(330,656)	(84,828)
Decrease (Increase) in Prepaid Expenses	51,158	(21,538)
Decrease (Increase) Unbilled Discounts	50	(50)
Decrease in Accounts Payable	(223,854)	(29,040)
(Decrease) Increase in Accrued Expenses	(9,412)	15,273
Increase in Other Payables	4,128	5,147
Increase in Factor Payable	29,826	39,729
Increase in Deferred Revenue	4,322	145
Increase in Accrued Interest	170,197	67,909
Increase in Officer Loan	23,308	12,623
Net Cash Used by Operating Activities	(2,351,813)	(1,760,778)
Investing Activities		
Purchase of Fixed Assets	(1,658)	-
Purchase of Intangible Assets	(20,900)	-
Net Cash Used by Investing Activities	(22,558)	-
Financing Activities		
Additional Paid-in-Capital	-	244,165
Proceeds from EIDL Funding	5,625	153,181
(Repayments)/Proceeds of Line of Credit	(128,770)	27,336
Conversion of Convertible Note	(115,000)	-
(Forgiveness) Issuance of PPP Loan	(38,218)	38,218
Issuance of Convertible Notes	1,127,415	1,541,883
Issuance of Promissory Note	30,779	-
Issuance of SAFE Obligations	1,088,135	-
Issuance of Warrant Liabilities	98,333	174,165
Net Cash Provided by Financing Activities	2,068,299	2,178,948
Net (Decrease) Increase In Cash and Cash Equivalents	(306,072)	418,170
Cash and Cash Equivalents, Beginning of Year	426,739	8,569
Cash and Cash Equivalents, End of Year	$ 120,667	$ 426,739
Supplemental disclosures:		
Taxes paid:	$2,737	$1,659
Interest paid:	$196,297	$128,869

Genius Juice, LLC
Statement of Stockholder's Equity
For the Years Ended December 31, 2021 and 2020

	Total Stockholder's Equity
Balance as of January 1, 2020	(1,456,804)
Additional Paid-in-Capital	244,165
Stock-based compensation - Warrants	174,165
Net Loss	(1,639,011)
Balance as of December 31, 2020	(2,677,485)
Stock-based Compensation - Warrants	98,334
Net Loss	(2,098,615)
Balance as of December 31, 2021	(4,677,766)

Genius Juice, LLC

Notes to the Financial Statements for the
Years Ending December 31, 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS

Genius Juice, LLC (which may be referred to as "the Company", "we," "us," or "our") was incorporated in Delaware on January 8th, 2014. The Company is a wholesaler of healthy organic juices and smoothies. The company can ship their products in "eco-friendly" case boxes nationwide to every state in the country excluding Hawaii and Alaska. The juices and smoothies are gluten-free, soy-free, and vegan certified.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, and December 31, 2020, the Company had $120,667 and $426,739 of cash on hand respectively.

Receivables and Credit Policy

The company deals with one major business segment. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, and December 31, 2020, the Company had $134,388 and $120,567 in accounts receivable respectively.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) Method.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition

The company's sales are derived from the sale of products with revenue being recognized when persuasive evidence of an arrangement existed, the sale had occurred, the sales price was fixed or determinable and collectability was reasonably assured. In evaluating the if the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606") the company felt it was already recognizing revenue when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling products online direct to consumer and to distributers. For the years ending December 31st, 2021, and December 31st, 2020, the Company recognized $2,097,333 and $1,654,154 in revenue respectively.

Concentration of Revenue

As of December 31, 2021 and 2020, certain customers compromised the following percentage of total revenue.

Customer Concentrations of Greater Than 10% by Percentage.		
	2021	2020
Customer 1	12.00%	
Customer 2	19.00%	
Customer 3	10.00%	
Customer 4	10.00%	
Customer 5		15.00%
Customer 6		11.00%

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $410,555 and $203,603 for the years ended December 31, 2021, and December 31, 2020 respectively.

Research and Development

In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. Such costs approximated $143,955 and $170,405 for the years ended December 31, 2021, and December 31, 2020 respectively.

Recent Accounting Pronouncements

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes,* or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified a noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows* (Topic 230), *Restricted Cash,* or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification with determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the

Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting,* or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31st, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (*Topic 718*):* *Scope of Modification Accounting,* or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE-3 INTANGIBLE ASSETS

IRS Section 197—Amortization of Goodwill and Certain Other Intangibles: this section relates to certain intangible assets acquired after August 10, 1993 and assets held in connection with the conduct of a trade or business or an activity described in Section 212. Section 197(a) provides that a taxpayer is entitled to an amortization deduction over a 15- year period beginning with the month in which the intangible was acquired. As of December 31, 2021, the company currently has Logo and Website costs on the books with an aggregate gross carrying amount of $43,944 and an aggregate amortization expense for the years ending December 31, 2021, and December 31, 2020, of $5,964, and $3,939 respectfully.

Intangible assets on December 31, 2021, and 2020 consisted of the following:

	2021	**2020**
Logo and Website Costs	$43,944	$23,044
Accumulated Amortization	25,841	19,877
Total	$18,103	$3,167

NOTE 4 – INVENTORY

On December 31st, 2021, inventory consisted of Finished Goods, Packaging, and Raw Materials. The ending inventory for the years ended December 31st, 2021, and December 31st, 2020, were $753,855 and $423,199 respectively.

	2021	**2020**
Finished Goods	$416,465	$346,536
Packaging	113,726	-
Raw Materials	223,664	76,663
Total	$753,855	$423,199

NOTE 5 – FIXED ASSETS

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method based on useful lives of the assets. There was $138 and $0 depreciation expense for the years ended December 31st, 2021, and December 31st, 2020 respectively.

Property and Equipment on December 31, 2021, and 2020 consisted of the following:

	2021	2020
Computers	$ 1,658	$ -
Accumulated Depreciation	138	-
Total	$1,520	$ -

NOTE 6 – CONVERTIBLE PROMISSORY NOTES

The Company issued unsecured convertible notes (the Notes) in an aggregate principal amount of $1,127,415 in 2021 bringing the total amount of convertible notes as of December 31st, 2021 to an aggregate amount of $2,919,298. The notes bear simple interest at a rate of 6% per annum. All notes carry a conversion discount rate of 20%. The outstanding balance of each note shall be repaid and/or converted, upon the earlier of (i) two years from the date of the note (the maturity date), (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Investor or made automatically due and payable. This Note will be convertible into units of interests in the Company (the "Units") (x) upon the closing of a Qualified Financing of the Company in accordance with the terms herof, or on the Maturity Date, at the election of the Investor.

The accrued interest for the related notes as of December 31st, 2021 and December 31st, 2020 was $253,953 and $83,756 respectively.

NOTE 7 – SBA LOANS

On May 4th, 2020, the Company received a loan from the Small Business Administration in the amount of $37,966 under the Paycheck Protection Program (PPP) established by the Corona Virus Aid, Relief and Economic Security (CARES) Act. The loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The PPP loan is evidenced by a promissory note, between the Company, as the borrower, and the Small Business Administration ("SBA"), as the lender. The interest rate on the note is 1% per anum, with interest accruing on the unpaid balance computed on the basis of the actual number of days elapsed in a year of 365 days. No interest or principal will be required during the first six months after the loan amount is disbursed, although interest will continue to accrue over this six-month deferral period. The Loan was forgiven on October 11th, 2021.

On May 14th, 2020, the Company received an Economic Injury Disaster Loan (EIDL) in the amount of $149,900 which is issued through the Small Business Association (SBA). The use of these loans is for working capital and normal expenses. Interest rates for these loans have a max of 4% and have a maturity of up to 30 years with no pre-payment penalty or fees. Collateral is required for loans over $25,000.

SBA Loans on December 31, 2021, and 2020 consisted of the following:

	2021	2020
Current:		
Paycheck Protection Program (PPP)	$ -	$ 38,218
Economic Injury Disaster Loan (EIDL)	158,806	153,181
Total	158,806	191,399

NOTE 8-SAFE OBLIGATIONS

The Company accounts for the SAFE agreements under ASC 480 (*Distinguishing Liabilities from Equity*), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31st, 2021, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments or reflected in income for the years ended December 31st, 2021.

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $1,088,135. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity Financing").

NOTE 9-WARRANTS

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. The Company recognized equity-based compensation expense of $98,334 and $174,165 for the years ended 2021 and 2020 respectively.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2021:

Exercise Price		Number Outstanding	Expiration Years
$	0.000001	34,188	2030
$	0.001000	54,618	2027-2029
$	12.000000	51,282	2029-2030
		140,088	

A summary of the warrant activity for the years ended December 31, 20120 and 2021 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding at January 1, 2020	33,080	0.0010	6.34
Grants	38,632	4.0007	7
Exercised	-	-	-
Canceled	-	-	-
Outstanding at December 31, 2020	71,712	1.3342	7
Grants	68,376	4.8000	7
Exercised	-	-	-
Canceled	-	-	-
Outstanding at December 31, 2021	140,088	2.2007	7
Vested and expected to vest at December 31, 2021	140,088	2.2007	7
Exercisable at December 31, 2021	140,088	2.201	7

NOTE 10 – RELATED PARTY DISCLOSURES

Disclosure provisions of ASC-850 are intended to enable users of financial statements to evaluate the nature and financial effects of related party relationship and transactions. From time to time the Company takes advances from Stockholders. As of December 31st, 2021, and December 31st, 2020, the company has a balance due of $1,050,285 and $1,026,977 to Alexander Bayer and Arnold Bayer the company's officers respectively.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 12 – INCOME TAXES

The Company for tax purposes is treated as a C corporation. The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

NOTE 13 - COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 14 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 15 – SUBSEQUENT EVENTS

Effective as of September 12th, 2022, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, a Delaware limited liability company. Genius Juice, LLC together with Republic, pursuant to which Genius Juice, LLC will prepare and launch a Regulation Crowdfunding securities-offering facilitated by Republic on a website owned by OpenDeal Inc, and hosted by Republic Core LLC (collectively, the "Portal"). Genius Juice, LLC seeks to complete an offering of the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF), of the Securities Act of 1933 (the "Crowdfunded Offering") up to $618,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $618,000 maximum. The Company must receive commitments from investors totaling the minimum by the offering deadline. The offering is still ongoing as of October 31st, 2022, the date the financial statements were available to be issued.

In 2022, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $595,000. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity Financing").

On September 29th, 2022, the Company received an Economic Injury Disaster Loan (EIDL) in the amount of $50,000 which is issued through the Small Business Association (SBA). The use of these loans is for working capital and normal expenses. Interest rates for these loans have a max of 4% and have a maturity of up to 30 years with no pre-payment penalty or fees. Collateral is required for loans over $25,000.

Management's Evaluation

Management has evaluated subsequent events through November 10th, 2022, the date financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

Genius Juice, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Genius Juice, LLC, a California limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Securities (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $14,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities, as applicable, sold in the First Equity Financing. The number of Equity Securities shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities sold in the Subsequent Equity Financing. The number of such Equity Securities shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Equity Securities equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Securities equal to the Subscription Amount divided by the First Equity Financing Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's managers (or board of directors if the Company is a corporation) determines in good faith that delivery of Equity Securities to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Interests, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Equity Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Interests**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or Section 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Securities.

"**Discount Price**" means the product of (i) the price per unit of Equity Securities sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean all limited liability company membership interests of the Company (whether Common Interests or Preferred Interests), any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the

Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per interest of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable interests then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing Equity Securities of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Equity Securities issuable pursuant to Section 1.

(e) If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws..

(f)　　The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)　　The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)　　The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)　　The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)　　The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)　　The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)　　The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its organizational documents, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this <u>Section 5</u>, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **<u>Exhibit A</u>**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute <u>Exhibit A</u> contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute <u>Exhibit A</u> contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as <u>Exhibit A</u> contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Genius Juice, LLC

By:
Name: Alex Bayer
Title: CEO
Address: 21143 Hawthorne Boulevard, 295, Torrance, CA 90503, United States
Email:

INVESTOR:

By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2020 issued by Genius Juice, LLC (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with at the direction of the Chief Executive Officer of Genius Juice, LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by email, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

Genius Juice, LLC

By:

Name: Alex Bayer, CEO

Date:

EXHIBIT C

Video Transcript

EXHIBIT C

Video Transcript

[Video] Genius for life.

[Alex Bayer] Hi my name is Alex Bayer, I'm the CEO and Co-Founder of Genius Juice.

What is Genius Juice? It's amazing, we actually make plant-based products that are super, super healthy.

And our mission is to bring nutrition to the mainstream. I'd like to go into a rap and it goes like this:

When I was young, I was a Genius

[Video] Lookin' to crack the code and fly to Venus

[Alex Bayer] I came up with my own math, make it last, feel the wrath

[Video] Knowing what it takes to be pure Genius

[Alex Bayer] We are raising on Republic again, again, but this time we are raising capital to not only grow our smoothie line, our coconut smoothie line, we are also raising money to support our shot line, as well. We have our wellness shots, they look beautiful right but there is no label, but there's gonna be a label, I promise you that.

These are coming out in 2023, the first half of 2023, these functional, delicious wellness shots that promote focus and energy

[Alex Bayer mimicking country person]

Come down to Billy Bob's shot emporium, if you want to get a delicious, knock your socks off, off your rocker, swinging out of your shoes, deal with our shots.

[Alex Bayer] So, by raising capital on Republic, not only can we scale our coconut smoothie line, but we can also come out with our wellness shots in 2023 baby, because that's what it's about (wellness shots) and I'm going to take one right now I'm gonna show you that there is nothing wrong with these shots, they're actually real and they are delicious, just this is chocolate with some functional mushrooms, great for focus, great for energy, great for mood, great for clarity, and NO brain fog, c'mon, if I'm drinking them and I'm smart, they gotta work, right? Mmmmm, they are as delicious as they look

[Video] Can't you feel the coconut persuasion?

[Alex Bayer] In all seriousness, we really really need your support on Republic, please invest in us, help us scale Genius to the next level, we not only can scale our smoothies into more stores, but also these brand new wellness shots. This is not a label, but we need a label on it, right?

We need money to print labels, put the labels on the bottle, which we can get these to the store, from the store to the cart, from the cart to the car, from the car to the house, from the house to the refrigerator, from the refrigerator to the customer's hand, and from their hand into their mouth. And from their mouth, I don't want to say where it goes next.

[Alex with Italian Music playing in background]

Back in the old country, we didn't have wellness shots, back in the old country, we just had shots, but now in the new country, this is the United States, we got the shots, and then the Genius shot. This has been approved by every Italian mob across New York, will it be approved by you? You gotta invest, you know?

[Alex Bayer] Please invest in us and help us scale our business and also bring this product to more people so they can have a better life. Thank you so much, and appreciate your support.